20013130

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
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JUN 02 2020
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69121

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2019 (MM/DD/YY) AND ENDING 03/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stratford Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

142 W. 57th Street, 12th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Iraci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stratford Securities, LLC, as of March 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joe Iraci
Signature

Chief Compliance Officer
Title

Notary Public

JAY GETTENBERG
Notary Public, State of New York
No. 01GE6180376
Qualified in New York County
Commission Expires March 8, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stratford Securities, LLC

Report on Audit of Financial Statements
and Supplementary Information

As of and for the Year Ended March 31, 2020

Contents
As of and for the Year Ended March 31, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Stratford Securities, LLC dba Stratford Partners:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stratford Securities, LLC dba Stratford Partners (the "Company") as of March 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
May 18, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Stratford Securities, LLC

Statement of Financial Condition
March 31, 2020

ASSETS	
Cash	$ 42,679
Investments	19,677
Other assets	1,859
TOTAL ASSETS	$ 64,215
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 26,934
TOTAL LIABILITIES	26,934
MEMBER'S EQUITY	37,281
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 64,215

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Stratford Securities, LLC

Statement of Operations
For the Year Ended March 31, 2020

REVENUE:	
Placement fees	$ 23,814
Consulting fees	25,000
Total revenue	48,814
OPERATING EXPENSES:	
Rent expense	30,000
Office and other	7,902
Professional fees	186,432
Regulatory fees	6,231
Total expenses	230,565
NET LOSS	$ (181,751)

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Statement of Changes in Member's Equity
For the Year Ended March 31, 2020

MEMBER'S EQUITY, March 31, 2019	$	59,032
Capital contributions		160,000
Net loss		(181,751)
MEMBER'S EQUITY, March 31, 2020	$	37,281

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Stratford Securities, LLC

Statement of Cash Flows
For the Year Ended March 31, 2020

OPERATING ACTIVITIES:	
Net Loss	$ (181,751)
Adjustments to reconcile net loss to net cash provided/used by operating activities	
Changes in operating assets and liabilities	
Decrease in prepaid expenses	4,038
Decrease in due to parent	(2,500)
Increase in accounts payable and accrued expenses	21,880
Net cash used by operating activities	(158,333)
FINANCING ACTIVITIES:	-
INVESTING ACTIVITIES:	
Capital contributions	160,000
Net cash provided by investing activities	160,000
NET INCREASE IN CASH	1,667
CASH AT BEGINNING OF YEAR	41,012
CASH AT END OF YEAR	$ 42,679

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ -
Income taxes	$ -

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Notes to Financial Statements
For the Year Ended March 31, 2020

1. Organization and Nature of Business

Stratford Securities, LLC dba Stratford Partners (the "Company") was organized in the State of California on May 14, 2012, and is a registered broker-dealer with the Securities and Exchange Commission (SEC). It has been a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC") since April 8, 2013. The Company was converted to a limited liability company on November 10, 2015.

The Company provides institutional customers with private placement and investment banking services and is generally compensated at the closing of such transactions in the form of a success fee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

b) Cash
The Company's cash is held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

c) Revenue Recognition
Placement fees consist of consulting and investment banking revenues. Consulting revenues are recorded in the period in which they are earned. Investment banking revenues are earned at the time the deal is closed.

d) Income Taxes
The LLC is treated as a disregarded entity for federal and state income tax purposes. Any tax liability on profits is reported on the tax return of the parent entity. Accordingly, no provision for income taxes is provided in the financial statements.

The Company is required to file income tax returns in both state and city tax jurisdictions. These tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of March 31, 2020, state and city taxing authorities have not proposed any adjustment to the Company's tax position.

2. Summary of Significant Accounting Policies (continued)

e) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at March 31, 2020 or during the year then ended.

4. Income Taxes

As discussed in Note 2, the Company, with the consent of its Member, has elected to be a Califormia Limited Liability Company. For tax purposes the Company is a disregarded entity, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision of liability for income taxes is included in these financial statements.

Accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities, generally for three years after they are filed.

5. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending March 31, 2020, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 12 will provide greater detail of ASU 842.

6. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at March 31, 2020 or during the year then ended.

7. Related Parties

The Company incurs a rent allocation of $2,500 per month from its affiliate for the use of shared office space. During the fiscal year ended March 31, 2020, the Company incurred $30,000 of rent expense. As of year end $15,000 was payable to the affiliate and is included in accounts payable and accrued expenses on the statement of financial condition. It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

8. Investments

Investments are equity in privately held companies, in which the Company has less than a 20% interest and does not have the ability to exercise significant influence, are carried at cost. Dividends received from those companies are included in other income. Dividends received in excess of the Company's proportionate share of accumulated earnings are applied as a reduction of the cost of the investment. The Company will record an impairment charge if and when it believes any investment has experienced a decline in value that is other than temporary. As of March 31, 2020, no impairment charge has been recognized.

9. Fair Value Measurements

The Company received an equity investment from one customer it assisted in raising capital, in lieu of cash compensation. The Company has not valued the equity investment as of March 31, 2020, as management concluded that the change in market value from the date of receipt until the date of the issuance of the financial statements is not significant.

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value that clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value.

9. Fair Value Measurements (Continued)

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level within the fair value hierarchy of any input that is significant to the fair value measurement.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at March 31, 2020:

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Investments in privately held companies	-	-	$ 19,677	$ 19,677
	$ -	$ -	$ 19,677	$ 19,677

All investments reflected on the Statement of Financial Condition are deemed to be Level 3 investments.

	Amounts
Beginning balance at March 31, 2019	$ 19,677
Unrealized gains and (losses)	-
Realized gains and (losses)	-
Purchases, Issuances and Settlements	
Transfer In (Out)	-
Ending balance at March 31, 2020	$ 19,677

Notes to Financial Statements
For the Year Ended March 31, 2020

10. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2020, the Company had net capital of $15,745 which was $10,745 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital percentage was 171%.

11. Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

12. AU 842 - Lease Accounting

In connection with new FASB standard 842 regarding leases, which takes effect as of the first day of the fiscal year after December 31, 2018, management has evaluated the financial impact the standards will have on the Company's financial statements using a modified retrospective transition approach. As of March 31, 2020, the Company does not maintain any leases in excess of a one year term. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There will be no impact to the Company's net capital.

SCHEDULE I

Stratford Securities, LLC
(A LIMITED LIABILITY COMPANY)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended March 31, 2020

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	37,281
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		(21,536)
NET CAPITAL	$	15,745
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	26,934
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	10,745
Percentage of aggregate indebtedness to net capital		171%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of March 31, 2020.

See Report of Independent Registered Public Accounting Firm

SCHEDULE II

Stratford Securities, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended March 31, 2020

The Company claims exemption from the requirements of Rule 15c3-3, under Section(k)(2)(i) of the Rule.

SCHEDULE III

Stratford Securities, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended March 31, 2020

The Company claims exemption from the requirements of Rule 15c3-3, under Section(k)(2)(i) of the Rule.

See Report of Independent Registered Public Accounting Firm

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Stratford Securities, LLC dba Stratford Partners:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Stratford Securities, LLC dba Stratford Partners identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Stratford Securities, LLC dba Stratford Partners claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Stratford Securities, LLC dba Stratford Partners stated that Stratford Securities, LLC dba Stratford Partners met the identified exemption provisions throughout the year ended March 31, 2020 without exception. Stratford Securities, LLC's dba Stratford Partners management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stratford Securities, LLC's dba Stratford Partners compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
May 18, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Assertions Regarding Exemption Provisions

We, as members of management of Stratford Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended March 31, 2020

Stratford Securities, LLC

By:

Joe Iraci

Joe Iraci
Chief Compliance Officer